Exhibit 99.1

Safe-T Group Reports Strong First Half 2022 Performance with Revenues of $8.8 Million, up 181% Compared to Prior Year

Sequential Quarterly Net Loss Reduced by 33%, Further Reductions Expected to Accelerate Significantly in Third Quarter

Recent Funding Initiatives to Add Over $5 Million on Top of Current Capital Resources to Support Continued Growth

HERZLIYA, Israel, August 31, 2022 - Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the six-month period ended June 30, 2022.

Key highlights for the six months ended June 30, 2022:

●	Revenues for the six months ended June 30, 2022 reached a record high of $8,798,000, an increase of 181% compared to the six-month period ended June 30, 2021. In the three months ended June 30, 2022, revenues totaled a record of $4,777,000, an increase of 168% compared to the three months ended June 30, 2021.

●	Gross profit for the six-month period ended June 30, 2022 amounted to $4,733,000, an increase of 279% compared to the corresponding period in 2021. For the three-month period ended June 30, 2022, gross profit amounted to $2,616,000, an increase of $225% compared to the corresponding period in 2021.

●	Operating expense reduction efforts resulted in a 33% decrease in net loss in the second quarter of 2022 compared to the first quarter of 2022 (25% on a non-IFRS basis). Ongoing expense reduction efforts are expected to drive improved operational results in the third quarter of 2022.

●	The Company’s privacy enterprises business reached break-even operating results (excluding recently eliminated legal expenses).

“The financial results of the first half of 2022 reflect how effectively we continued to execute our strategy with diversified businesses into the large cybersecurity and privacy markets. We continue to drive significant and sustainable revenue growth while efficiently executing ongoing cost reduction efforts. During May and August, we secured a $2 million non-dilutive credit line facility from a leading Israeli bank and a strategic financing of up to $4 million, which may lead to potential future funding at premium valuations for the Company. Supporting our current level of growth requires investment into our consumer products and into acquiring new customers, and we are extremely proud to have secured additional funding through creative financing initiatives that support the Company’s growth well into 2023, without impacting our shareholders at current market valuations. We believe these achievements are a strong validation of our business model and the long-term potential of Safe-T,” said Shachar Daniel, Chief Executive Officer of Safe-T.

Second Quarter 2022 Highlights and Recent Business Developments:

●	Strong Continued Growth: Safe-T continued to deliver strong year-over-year financial performance, driven largely by growth in the Company’s consumer and enterprise privacy businesses.

●	Cost Reduction: Ongoing cost reductions implemented across the business last quarter, as well as the final settlement of patent litigation related to the Company’s enterprise privacy business[1], will contribute significantly to reduced general and administration costs throughout the remainder of 2022.

●	Financing Initiatives: In the second quarter, the Company secured a $2 million non-dilutive credit line facility from United Mizrahi-Tefahot Bank Ltd.[2] to support the growth of its consumer privacy solution. In August, Safe-T secured a strategic investment of up to $4 million[3] which will be also utilized to bolster its operations and growth. Led by a former CEO of the Company’s enterprise privacy business subsidiary, this investment features a unique structure to protect shareholders from near-term dilution and is based on a revenue share model on newly acquired customers. The investor is also incentivized to provide additional funding through warrants exercisable at premiums ranging from 135% to 300% of the closing share price at the date of the agreement. The cash available under these financing initiatives, aggregating up to more than $5 million, is in addition to the $4.04 million cash and cash equivalents as of June 30, 2022.

●	Product Development and Offering: In July, the Company introduced two new products as it further penetrates the global consumer market. Safe-T launched its privacy solution for Windows, allowing it to enter the large desktop computer market with its first product and introduced its privacy solution for Android mobile devices. With these launches, Safe-T can now serve customers across all major hardware platforms including mobile devices running Apple iOS, Android, and personal computers.

“Our strong first half results reinforce our confidence in the prospects and outlook for our business, as our growth strategy continues to build momentum. In the second half of 2022, our team’s focus will be on further building upon the strength of our cybersecurity and privacy business by leveraging the recent funding and our new products to drive additional growth. Over the past four quarters, our Apple iOS offerings have driven continuous record growth. Through the strategic expansion of our consumer portfolio with new solutions for the large, untapped desktop computer and Android markets, Safe-T is now positioned to capitalize on exciting new revenue opportunities. We remain firmly focused on our cost reduction plan, improving the efficiency of the business and together with our new products and investments into our customer acquisition program, we expect to not only drive significant additional revenue growth, but deliver improved financial performance in the months ahead,” concluded Mr. Daniel.

Financial Results for the Three Months Ended June 30, 2022:

●	Total revenues amounted to $4,777,000 (Q2.2021: $1,784,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues totaled $2,161,000 (Q2.2021: $979,000). The increase is mainly a result of the consolidation of CyberKick’s cost of revenues, mainly in traffic acquisition costs for third party products.

●	Research and development expenses totaled $889,000 (Q2.2021: $781,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses and the development of new products, partially offset by a reduction in research and development expenses of the enterprise security segment, due to the Company’s previously announced agreement with TerraZone Ltd.

[1]	https://safetgroup.com/safe-t-group-announces-dismissal-of-patent-litigation/

[2]	https://safetgroup.com/safe-t-group-secures-a-non-dilutive-line-of-credit-from-united-mizrahi-tefahot-bank-ltd/

[3]	https://safetgroup.com/safe-t-group-secures-up-to-4-million-in-strategic-non-dilutive-funding-to-boost-consumer-privacy-business/

●	Sales and marketing expenses totaled $2,624,000 (Q2.2021: $1,308,000). The increase is mainly attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily its media costs, partially offset by a reduction in the sales and marketing expenses of the enterprise security segment, due to the agreement with TerraZone Ltd.

●	General and administrative expenses totaled $1,998,000 (Q2.2021: $1,488,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with patent-related proceedings brought by and against Bright Data Ltd., which were resolved by settlement on May 17, 2022.

●	IFRS net loss totaled $3,158,000, or $0.10 basic loss per ordinary share (Q2.2021: net loss of $2,370,000, or $0.09 basic loss per ordinary share).

●	Non-IFRS net loss totaled $2,523,000, or $0.08 basic loss per ordinary share (Q2.2021: loss of $2,174,000, or $0.08 basic loss per ordinary share).

Financial Results for the Six Months Ended June 30, 2022:

●	Total revenues amounted to $8,798,000 (H1.2021: $3,131,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues totaled $4,065,000 (H1.2021: $1,883,000). The increase is mainly a result of the consolidation of CyberKick’s cost of revenues, primarily traffic acquisition costs for third party products.

●	Research and development expenses totaled $2,283,000 (H1.2021: $1,483,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses and the development of new products, partially offset by a reduction in the research and development expenses of the enterprise security segment, due to the agreement with TerraZone.

●	Sales and marketing expenses totaled $5,658,000 (H1.2021: $2,430,000). The increase is primarily attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily its media costs, partially offset by a reduction in the sales and marketing expenses of the enterprise security segment, due to the agreement with TerraZone Ltd.

●	General and administrative expenses totaled $4,249,000 (H1.2021: $2,588,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with patent-related proceedings brought by and against Bright Data Ltd, which were resolved by settlement on May 17, 2022.

●	IFRS net loss totaled $7,885,000, or $0.26 basic loss per ordinary share (H1.2021: net loss of $4,883,000, or $0.20 basic loss per ordinary share).

●	Non-IFRS net loss totaled $5,889,000, or $0.19 basic loss per ordinary share (H1.2021: loss of $4,186,000, or $0.17 basic loss per ordinary share).

We define non-IFRS net loss as a loss which excludes, as applicable: (i) amortization and impairment of intangible assets and goodwill; (ii) share-based compensation expense; (iii) issuance costs in connection with our offerings; (iv) changes in fair value of finance liabilities including measurement of contingent consideration and (v) income taxes, starting from the second quarter of 2022 (adjusted retrospectively for all prior periods presented).

The following table presents the reconciled effect of the above on the Company’s net loss for the three- and six-months periods ended June 30, 2022 and 2021, and for the year ended December 31, 2021:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2022	2021	2022	2021	2021
Net loss for the period	7,885	4,883	3,158	2,370	13,125
Amortization and impairment of intangible assets and goodwill	1,409	541	992	272	2,112
Benefit from income tax	(155)	(120)	(75)	(60)	(975)
Share-based compensation	1,014	565	79	236	2,356
Changes in fair value of finance liabilities	(272)	(289)	(361)	(252)	(1,644)
Total adjustment	(1,996)	(697)	(635)	(196)	(1,849)
Non-IFRS net loss	5,889	4,186	2,523	2,174	11,276

Balance Sheet Highlights:

●	As of June 30, 2022, shareholders’ equity totaled $17,316,000, or approximately $0.57 per outstanding American Depository Share, as of June 30, 2022, compared to shareholders’ equity of $24,187,000 on December 31, 2021. The reduction is mainly due to the Company’s operating loss during the period.

●	As of June 30, 2022, the Company’s cash and cash equivalents balance aggregated to $4,040,000, compared to $3,828,000 on December 31, 2021. The Company’s cash balance does not account for up to an additional $5.6 million in funds under its recently secured credit line facility and investment financing.

Additional details on the Company’s financials, products and strategy are available on the Company’s website, https://safetgroup.com/company-presentation/

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets and the revaluation of finance liabilities at fair value, including measurement of contingent consideration. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Second Quarter 2022 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Safe-T, and Mr. Shai Avnit, Chief Financial Officer of Safe-T, will host a conference call today, on August 31, 2022, at 08:30 a.m. ET, to discuss the second quarter of 2022 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Wednesday, August 31, 2022
Time:	08:30 a.m. Eastern time, 05:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1-809-406-247
International dial-in number:	1-201-689-8562
Conference ID:	13732264

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michael Glickman on behalf of Safe-T at 917-397-2272.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1564701&tp_key=1dbb884489 and via the investor relations section of the Company’s website at https://www.safetgroup.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through September 28, 2022:

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13732264

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments - consumer cyber-security and privacy solutions, enterprise privacy solutions and enterprise cyber-security solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its expectation that ongoing expense reduction efforts will drive improved operation results, the potential for future funding at premium valuations, the Company’s expectations regarding its momentum, potential, prospects and outlook, its expectations regarding additional growth in the second half of 2022, the ability to capitalize on new revenue opportunities, improving the efficiency of the business and to drive significant additional revenue growth and deliver improved financial performance in the months ahead. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safetgroup.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2022	2021	2021
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	4,040	13,122	3,828
Short-term restricted deposit	560	-	-
Short-term investments	-	6,182	5,887
Trade receivables	1,857	615	1,496
Other receivables	450	544	713
Total current assets	6,907	20,463	11,924

Non-current assets:
Long-term restricted deposits	150	89	84
Long-term deposit	65	57	65
Property and equipment, net	127	124	119
Right of use assets	333	605	451
Goodwill	10,429	5,387	10,998
Intangible assets, net	6,176	3,845	7,013
Total non-current assets	17,280	10,107	18,730
Total assets	24,187	30,570	30,654

Liabilities and equity
Current liabilities:
Trade payables	2,638	280	1,219
Other payables	2,004	1,668	2,839
Short-term bank loans	400	-	-
Contract liabilities	533	403	514
Contingent consideration	-	250	-
Derivative financial instruments	216	1,553	488
Short-term lease liabilities	288	367	365
Total current liabilities	6,079	4,521	5,425

Non-current liabilities:
Long-term contract liabilities	8	38	18
Long-term lease liabilities	88	347	197
Deferred tax liabilities	490	673	645
Liability in respect of the Israeli Innovation Authority	206	158	182
Total non-current liabilities	792	1,216	1,042
Total liabilities	6,871	5,737	6,467

Equity:
Ordinary shares	-	-	-
Share premium	92,520	85,159	91,112
Other equity reserves	16,338	15,089	16,732
Accumulated deficit	(91,542)	(75,415)	(83,657)
Total equity	17,316	24,833	24,187
Total liabilities and equity	24,187	30,570	30,654

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	8,798	3,131	4,777	1,784	10,281
Cost of revenues	4,065	1,883	2,161	979	5,145
Gross profit	4,733	1,248	2,616	805	5,136

Research and development expenses	2,283	1,483	889	781	4,771
Sales and marketing expenses	5,658	2,430	2,624	1,308	8,348
General and administrative expenses	4,249	2,588	1,998	1,488	7,013
Impairment of goodwill	569	-	569	-	700
Contingent consideration measurement	-	(434)	-	(434)	(684)
Operating expenses	12,759	6,067	6,080	3,143	20,148

Operating loss	(8,026)	(4,819)	(3,464)	(2,338)	(15,012)

Finance income (expense), net	(10)	(140)	234	(70)	942
Tax benefit	151	76	72	38	945
Net loss	(7,885)	(4,883)	(3,158)	(2,370)	(13,125)

Basic loss per share*	(0.26)	*(0.20)	(0.10)	*(0.09)	(0.48)

Diluted loss per share*	(0.26)	*(0.20)	(0.10)	*(0.09)	(0.48)

*	Adjusted retrospectively to reflect a 1:1 reverse share split of our ordinary shares, effective as of October 15, 2021